                                                                                                              September 24, 2007

By EDGAR FILING

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, NE, Mail Stop 7010

Washington, D.C. 20649

Attn:    Anne Nguyen Parker

Re:	Dune Energy, Inc.

Registration Statement on Form S-4

Filed August 15, 2007

File No. 333-145480

Dear Ms. Parker:

On behalf of Dune Energy, Inc. (the “Registrant”), we simultaneously herewith are filing Amendment No. 1 to Form S-4 (“Amendment”), revising the Registrant’s Registration Statement on Form S-4 (“Form S-4”) in reply to the comments conveyed by the Commission staff it its letter of September 6, 2007. We understand that the Amendment has been “R” tagged in the EDGAR submission to the Commission to show the Registrant’s changes to the Form S-4 previously filed with the Commission on August 15, 2007.

For the Commission’s benefit, we provide the following response to the Commission’s comments:

General

1.	We reiterate our comment 1 in our comment letter on your Form S-3 filed August 15, 2007 regarding your restated consolidated financial statements. Please revise your Form 10-Q for the quarter ended March 31, 2007 to disclose in greater detail the nature of the material weakness disclosed in the Form 10-K/A. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. In addition, please include a discussion of the procedures you implemented and disclose any material costs associated with such corrective actions. Further, revise the disclosure to explain how management has determined that your disclosure controls and procedures are now effective given the material weaknesses that were identified.

Securities and Exchange Commission

September 24, 2007

The Registrant is simultaneously herewith filing with the Commission on Form 10-Q/A an amendment to its prior company report for the quarter ended March 31, 2007 on Form 10-Q filed on May 15, 2007, which amendment incorporates the requested disclosures.

Exhibits, page II-3

2.	Provide a signed final legal opinion as required under Item 601 of Regulation S-K. We will need sufficient time to review the opinion, as well as the letter of transmittal and other exhibits, upon their filing.

The Registrant has included in the Amendment the following exhibits omitted from the initial filing of the Form S-4: (i) legal opinion (No. 5.1); (ii) indenture, dated May 15, 2007; (iii) consents (Nos. 23.1 – 23.5); (iv) Form T-1 (No. 25.1); and (v) forms of letter of transmittal and notices in connection with Exchange Offer (Nos. 99.1 – 99.3).

3.	We note that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Registrant is simultaneously herewith providing the Commission with the requested supplemental letter.

*  *  *

Should the Commission staff have any further questions, please do not hesitate to contact undersigned at (212) 561-3614 or Matt Cohen, Esq. at (212) 561-3602.

Sincerely, /s/ J. Russell Bulkeley

J. Russell Bulkeley